UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 2017

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

24 West 40th Street, 8th Floor

New York, NY 10018

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On April 27, 2017, Akari Therapeutics, Plc, (the “Company”) issued a press release stating that Edison Investment Research Ltd. has withdrawn its report issued yesterday titled “Akari’s Coversin matches Soliris in Phase II” (the “Edison Report”) because it contains material inaccuracies, including without limitation, with respect to Akari’s recently announced interim analysis of its ongoing Phase 2 PNH trial of Coversin. Investors should not rely upon any information contained in the Edison Report and instead should refer to Akari’s press release issued on April 24, 2017 that discusses the interim analysis of its ongoing Phase 2 PNH trial and other matters.

The information contained in this report (including the exhibit hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form S-3, File No. 333-207443, Form S-8 (No. 333-198109 and 333-207444), Registration Statement on Form F-3 File No. 333-198107, and the Registration Statements on Post-Effective Amendments to Form F-1 on Form F-3 (333-185247, 333-187826 and 333-191880).

Exhibit No.

99.1	Press Release dated April 27, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Robert M. Shaw
Name:	Robert M. Shaw
General Counsel & Secretary

Date: April 27, 2017